

GZITIC Hualing Holdings Limited
國信華凌集團有限公司

03 MAY -8 AM 7:21

29 April 2003

SECURITIES & EXCHANGE COMMISSION,
Office of International Corporate Finance,
Division of Corporation Finance,
450 Fifth Street, N.W.,
Washington, D. C., 20549
U.S.A.


03050773

SUPPL

Dear Sir,

Re: GZITIC Hualing Holdings Limited – File No. 82-4195 (the "Company")

Enclosed please find the English and Chinese versions of the following document for your record:

Name of Notice Report	Circulation Date	Information provided to
Announcement	25 March 2003	Stock Exchange/shareholders
Announcement	16 April 2003	Stock Exchange/shareholders
Announcement	25 April 2003	Stock Exchange/shareholders

Thank you for your attention.

Yours faithfully,
For and on behalf of
GZITIC Hualing Holdings Limited

p.p.

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

Wong Hon Sum
Company Secretary

HW/ip

dlw 5/29

Rooms 2802-4, 28/F., Harbour Centre, 25 Harbour Road, Wanchai, Hong Kong.
Tel:(852) 2802 2155 Fax:(852) 2598 8995
http://www.hualing.com.hk
香港灣仔港灣道 25 號海港中心 28 樓 2802-4 室

26/3/2003 China Daily

This announcement is for information only and does not constitute an invitation or offer to sell, acquire, purchase or subscribe for securities. The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



GZITIC

GZITIC Hualing Holdings Limited
國信華凌集團有限公司
(incorporated in Hong Kong with limited liability)

ANNOUNCEMENT
PROGRESS OF THE POSSIBLE SALE

Reference is made to the announcements of the Company dated 25th October 2002, 29th November 2002, 23rd December 2002, 23rd January 2003 and 24th February 2003 respectively in relation to the progress of a possible sale of part of the controlling interest in the Company by the GZITIC Parties to the Purchaser. This announcement updates on the progress of the possible sale.

Investors should be aware that the contemplated transaction may or may not be consummated. If the negotiations resume, the contemplated transaction is subject to due diligence and further negotiations on terms and conditions, including those with respect to price. Therefore, investors are advised to exercise caution when dealing in the shares of the Company.

Reference is made to the announcements of the Company dated 25th October 2002, 29th November 2002, 23rd December 2002, 23rd January 2003 and 24th February 2003 respectively in relation to the progress of a possible sale of part of the controlling interest in the Company by the GZITIC Parties to the Purchaser. Unless otherwise defined, capitalised terms used in this announcement shall have the same meanings as defined in the announcement dated 25th October 2002.

Pursuant to the terms of the MOU, the GZITIC Parties and the Purchaser agreed to negotiate in good faith on the Sale Agreement as promptly as possible, preferably before 25th December 2002. Although the parties had not entered into the Sale Agreement before 25th December 2002 and the due diligence has completed on 6th January 2003, the MOU has not lapsed or terminated. The negotiations on the terms of the Sale Agreement have been put on hold since around 10th February 2003 and the parties have not entered into any Sale Agreement. Whilst the parties may still have an interest to proceed with the possible sale, no further negotiations have been made on the terms of the Sale Agreement since the last announcement of the Company dated 24th February 2003. The negotiations may or may not resume and therefore, the contemplated transaction may or may not be consummated. The GZITIC Parties and the Purchaser are free to negotiate and enter into transactions similar to the possible sale with other parties.

Investors should be aware that the contemplated transaction may or may not be consummated. If the negotiations resume, the contemplated transaction is subject to due diligence and further negotiations on terms and conditions, including those with respect to price. At this stage, it is not certain whether a general offer for shares in the Company will or will not be made. Therefore, investors are advised to exercise caution when dealing in the shares of the Company.

The Directors have been advised by GZITIC that no further material information on the progress of the possible sale is available at this stage and that GZITIC will inform them of any further material development of the negotiations with the Purchaser. Further announcement will be made by the Company as and when appropriate.

By Order of the Board
Chen Xiao-shi
Chairman

Hong Kong, 25th March 2003

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

2003年3月26日 信報

本公佈僅供參考之用，並不構成收購、購買或認購證券之邀請或建議。

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



GZITIC

GZITIC Hualing Holdings Limited
國信華凌集團有限公司

（於香港註冊成立的有限公司）

公佈
有關可能買賣之進度

茲提述本公司於二零零二年十月二十五日、二零零二年十一月二十九日、二零零二年十二月二十三日、二零零三年一月二十三日及二零零三年二月二十四日就有關廣州信托可能出售部份本公司的控股權益于該收購者之進度的公佈。本公佈僅此更新有關可能之出售及收購的情況。

投資者須注意該考慮中交易可能或不可能完成，倘若磋商重新進行，該考慮中交易則有待盡職調查及進一步磋商包括收購價在內的條款及條件。因此，投資者於買賣本公司股份時務須審慎行事。

茲提述本公司於二零零二年十月二十五日、二零零二年十一月二十九日、二零零二年十二月二十三日、二零零三年一月二十三日及二零零三年二月二十四日就有關廣州信託可能出售部份本公司的控股權益予該收購者之進度。除非另有指明外，本公佈採用之詞語與於二零零二年十月二十五日刊發之公佈所界定者具相同意義。

根據該備忘錄之條款，廣州信託及該收購者同意就買賣協議盡快以真誠商討，最理想可於二零零二年十二月二十五日以前達成。雖然各方並未於二零零二年十二月二十五日前簽訂該買賣協議，而盡職調查已於二零零三年一月六日完成，該備忘錄並未失效或終止。有關買賣協議條款之商討已約於二零零三年二月十日開始暫時停止及各方並未簽訂任何買賣協議。儘管各方可能仍有興趣進行該項可能買賣，自本公司於二零零三年二月二十四日刊發前公佈後，並無就該買賣協議之條款進行進一步磋商。商討可能或不可能重新開始，因此，該考慮中交易可能或不可能完成。廣州信託及該收購者均有自由與其他人士商討及簽訂類似該可能買賣之交易。

投資者須注意該考慮中交易可能或不可能完成，倘若磋商重新進行，該考慮中交易則有待盡職調查及進一步磋商包括收購價在內的條款及條件。於現階段為止，仍未確定全面收購本公司股份權益會否進行。因此，投資者於買賣本公司股份時務須審慎行事。

各董事收到廣州信託的通知，於現階段並無獲得有關該項可能買賣進一步的重大資料，及當有關與收購者的磋商情況有重大發展時，廣州信託將通知各董事有關轉變。本公司將適時刊發進一步的公佈。

承董事會命
董事長
陳小石

香港，二零零三年三月二十五日

各董事就本公佈共同及個別承擔全部責任，各董事在作出一切合理查詢後確認，就彼等所深知及確信，本公佈所表達一切意見乃經審慎周詳之考慮後始行作出，本公佈並無遺漏其他事實致使本公佈所載任何內容產生誤導。


GZITIC

GZITIC Hualing Holdings Limited
國信華淩集團有限公司

(Incorporated in Hong Kong with limited liability)

17 April 2003
China Daily

ANNUAL RESULTS ANNOUNCEMENT
FOR THE YEAR ENDED 31 DECEMBER 2002

TO OUR SHAREHOLDERS

The Board of Directors (the "Board") of GZITIC Hualing Holdings Limited (the "Company") announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2002 together with comparative figures of 2001 as follows:

1. Consolidated Income Statement

For the year ended 31 December

(Amounts expressed in thousands of Hong Kong dollars, except for per share data)

	Notes	**2002** *HK$'000*	2001 *HK$'000* *(Note 8)*
Turnover	2	**1,261,072**	1,650,988
Cost of sales		**(1,093,402)**	(1,216,590)
Gross profit		**167,670**	434,398
Other revenues		**13,760**	32,848
Other operating expenses		**(1,570)**	(2,784)
Distribution costs		**(207,790)**	(244,776)
Administration expenses		**(171,892)**	(146,543)
Profit from operations		**(199,822)**	73,143
Finance cost		**(33,398)**	(36,613)
Share of gain/(loss) of associates		**(6,663)**	70
Profit before taxation	3	**(239,883)**	36,600
Taxation	4	**(3,237)**	(13,689)
Profit after taxation		**(243,120)**	22,911
Minority interests		**(7,239)**	(12,152)
Profit attributable to shareholders		**(250,359)**	10,759
Earnings per share — basic and diluted	6	**(18.10) cents**	0.8 cents

2. Turnover

Substantially all turnover of the Group is attributable to the manufactures and sales of household electrical appliances, including air-conditioners, refrigerators and mini-refrigerators.

3. Profit Before Taxation

Profit before taxation is determined after crediting/(charging):

	2002 *HK$'000*	2001 *HK$'000* *(Note 8)*
Depreciation on fixed assets	**(76,573)**	(65,050)
Exchange gain	**3,433**	—
Exchange loss	—	(1,940)

4. Taxation

No Hong Kong profits tax has been provided as the Group did not have any assessable income under Hong Kong profits tax. Overseas taxation has been calculated on the estimated assessable profit for the year at the rates prevailing in the respective jurisdictions.

2002 *HK$'000*	2001 *HK$'000*

Overseas Export Market

Capitalized on last year's growth momentum, the Group succeeded to record an increase in the total export volume of air conditioner by approximately 52% over prior year and amounted to approximately 198,000 units. In particular, the performance in the European market was comparatively better. In the first half of 2002, the export units to Greece already reached 23,000, far above the total annual export volume to Greece in last year. In March, the Group obtained the 'TSE' license in Turkey and recorded export volume of approximately 14,000 units in this market. Spain was the newly developed market of the Group during the year with export volume of approximately 8,000 units.

The PRC Market

The sales volume of air conditioner in the PRC dropped by approximately 24%, reached approximately 215,000 units. The major reason leading to the decline of sales volume was the cut-throat price competition initiated by those new manufacturers of air conditioner, in a bid to raise brand awareness and market share. In order to maintain market share, apart from continuing the provision of quality products and services to the clients, the Group also adjusted the selling price. This act might bring forth impact on the Group's performance of air conditioner in the PRC during the year, while in the long-term perspective, will be beneficial to the enhancement of the Group's image and competitiveness in the air conditioner business.

OEM Market in the PRC

During the year under review, the sales volume of OEM air conditioner amounted to approximately 3,000 units, representing a decrease of approximately 94% compared with last year. Turnover decreased by approximately 93% over prior year and reached approximately HK$9,000,000. This was because the domestic household appliance manufacturer established their own production facilities, resulting in a fall in the demand for OEM.

Refrigerator Business

During the year under review, the Group's sales volume of refrigerator business decreased by approximately 4% in comparison to the corresponding period last year, amounted to approximately 636,000 units. Turnover slightly increased by approximately 0.8%, amounted to approximately HK$516,000,000.

Overseas Export Market

The refrigerator business of the Group experienced satisfactory performance during the year. Total export volume reached approximately 327,000 units, representing an increase of approximately 31% as compared with last year. Sales volume increased by approximately 15% over prior year and amounted to approximately HK$199,000,000.

The PRC Market

During the year, the performance of refrigerator was hampered by the persistent disappointing demand from the domestic market, which resulted in a reduction of approximately 35% in sales volume and amounted to approximately 219,000 units. Turnover decreased by approximately 15% over prior year and amounted to approximately HK$229,000,000.

OEM Market in the PRC

The sales volume of OEM refrigerator amounted to 90,000 units, representing 13% increase against last year. This was due to the increased orders from the clients.

OVERALL OPERATION PERFORMANCE

The Group discerned that after the PRC's accession to the World Trade Organization, the domestic household appliance products will be opened up to the international market. Therefore, the Group aggressively developed its export business during the year and achieved competent performance which alleviated the impact brought about by the sluggish development of the domestic market.

STRINGENT COST CONTROL

Taxation

No Hong Kong profits tax has been provided as the Group did not have any assessable income under Hong Kong profits tax. Overseas taxation has been calculated on the estimated assessable profit for the year at the rates prevailing in the respective jurisdictions.

	2002 HK$'000	2001 HK$'000
PRC taxation	3,237	13,689

Pursuant to the PRC Laws of Enterprise Income Tax ("EIT") for Enterprises with Foreign Investment and Foreign Enterprises and an approval document (No.259) from Panyu State Tax Bureau, Guangzhou Hualing Air-conditioning and Equipment Co Ltd ("Hualing Air-conditioning") is entitled to full exemption from EIT for two years starting from the first year of profitable operation and a 50% reduction at a rate of 12% in the next three years. Hualing Air-conditioning started its profitable year from 1999 and is therefore subject to EIT at a rate of 12% for the year ended 31 December 2002.

Pursuant to the EIT law and an approval document (No. 199) from Hefei State Tax Bureau, Hefei Hualing Electrics Co., Ltd. ("Hefei Hualing") is entitled to full exemption from EIT for two years starting from the first year of profitable operation and a 50% tax reduction at a rate of 15% in the next three years. Hefei Hualing started its profitable year from 2000 and is therefore subject to EIT at a rate of 15% for the year ended 31 December 2002.

There was no significant unprovided deferred taxation as at 31 December 2002 (2001: nil).

5. **Dividends**

The Board do not recommend the payment of a dividend for the year ended 31 December 2002 (2001: nil).

6. **Loss/Earnings Per Share**

The calculation of basic and diluted loss/earnings per share is based on Group's loss attributable to shareholders of HK$250,359,000 (2001: a profit of HK$10,759,000).

The basic loss/earnings per share is based on the weighted average of 1,381,727,588 ordinary shares (2001: 1,297,519,287 shares) in issue during the year.

The diluted loss/earnings per share is based on 1,383,094,294 ordinary shares (2001: 1,300,552,461 shares) which is the weighted average number of ordinary shares in issue during the year plus the weighted average of 1,366,706 ordinary shares (2001: 2,953,019) deemed to be issued at the agreed exercise prices as if all outstanding share options had been exercised.

7. **Details of the modified audit opinion**

In view of the Group's consolidated net loss attributable to the Group amounted approximately HK$250,359,000 for the year ended 31 December 2002 and net current liabilities of HK$301,601,000 as at that date, the auditors have modified their report on the Group's accounts for the year ended 31 December 2002 to include an explanatory paragraph in relation to the existence of fundamental uncertainty in adopting the going concern basis in preparing the accounts.

The auditors consider that the fundamental uncertainty has been properly disclosed in the accounts and their opinion is not qualified in this respect.

8. **Comparative Figures**

Certain of 2001 comparative figures have been reclassified to conform to the current year's presentation.

FINAL DIVIDENDS

On the basis of prudent financial management policy adopted by the Group, the Directors do not recommend the payment of a final dividend for the year ended 31 December 2002 (2001: nil) as the Group still has an accumulated losses.

MANAGEMENT DISCUSSION & ANALYSIS

Industry Environment

In 2002, competition of domestic household appliance industry escalated further. The total production of household appliance increased sharply but at decreased sales growth rate, with the household air conditioning products particularly impacted. The total production of household appliance increased by approximately 32% while the total sales increased by approximately 7% in comparison with last year. However, the sales growth rate recorded a dramatic decrease by approximately 34% compared to last year.

Retailing prices of refrigerator and air conditioner in the PRC are falling continuously. The average retail price of domestic air conditioner decreased by approximately 25%. The average price for household refrigerator decreased by approximately 4% on the base of already lowered price level last year.

Although the market development of domestic household appliance has slowed down, the export market experienced substantial growth; the sales and industry profit have both recorded significant growth. The production volume of electrical appliances in the PRC amounted to about 20% of the global market share, and is now growing and consolidating its global niche as the household appliance manufacturing base. Among which the export of air conditioner represented approximately more than 30% of the total export value.

FINANCIAL HIGHLIGHTS

OVERALL OPERATION PERFORMANCE

The Group discerned that after the PRC's accession to the World Trade Organization, the domestic household appliance products will be opened up to the international market. Therefore, the Group aggressively developed its export business during the year and achieved competent performance which alleviated the impact brought about by the sluggish development of the domestic market.

STRINGENT COST CONTROL

The Group is committed to exercise prudent cost control. The strategic cost control measures started from the aspects of development, design, production, procurement, management, etc. in a bid to consolidate resources and strengthen the financial management. The Group established the Enterprise Procurement Centre in early April which enabled the Group to centralized the procurement issues and effectively controlled the procurement cost. As at the end of 2002, over half of the Group's raw material procurement is by bidding system procured by the Group whereas reduced the average procurement cost by more than 10% against the original mode of procurement.

In addition, the Group has boosted the financial budget and the degree of cost control and would strictly adhere to the financial budget. The Group also streamlined the manpower structure appropriately, which allowed the Group to reduce the overall operating cost effectively.

UPGRADING THE OPERATING EFFICIENCY

Overall operating efficiency is any enterprise's key to success. The Group obtained encouraging results in the establishment of information technology. Enterprise Resource Planning (ERP) and Product Data Management (PDM) were successfully executed in April, of which, the ERP project exhibited substantial development. Inventory was considerably curtailed yet at enhanced efficiently in the aspect of decision-making. The amount of inventory in the year decreased by approximately 38% against last year, while the account receivables decreased by 56% when compared to last year.

With regard to the PDM project, the Group was currently undergoing the Phase 2 development and perfecting the information storage. In the year ahead, the Group will further build up the information technology system and to fully utilize the integrated capability of data management.

CATERING FOR THE MARKET NEEDS

During the year under review, the Group has actively reshaped and enhanced the product mix together with the development of new products. The Group catered for the different level of market needs by differentiated product characteristics as well as the proportion of product portfolio. The Group also made use of the internet to rapidly revert to market information and to enhance the efficiency of logistics with respect to inventory flow.

ENHANCEMENT OF PRODUCT DEVELOPMENT

All of the Group's subsidiaries were market oriented during the year under review. Through dedicated efforts in the adjustment of the R&D system, enhanced allocation of resources and the rewarding system of the R&D staff, the Group's efficiency and successful rate in the aspect of technical development have been raised significantly. The Group completed the development of 25 new products in the year and it is believed that this could provide fresh impetus to the Group in the market development in 2003.

The Group expedited the development of mini central air conditioning business in the year and obtained successful development of 18 types of model. Among which, the duct machine series was a technologically advanced product which could be applied to a wide range of fields, with particular advantage of easy installation and operation. This series paved the way for the new generation of air conditioner by opening up a brand new dimension.

VALUE-ADDED HUMAN RESOURCES

The Group has always emphasized the quality enhancement of its staff. During the year, the Group further enhanced its management of human resources and provided ample training opportunities for staff in all levels. The assessment and the remuneration schemes have been improved, in order to upgrade the overall management of human resources.

ESTABLISHMENT OF CORPORATE CULTURE

The Group endeavored to create an organization and cultural environment for its employees which could facilitate their deployment of capability and creativity. The Group has proactively strengthened the establishment of corporate culture and to provide an active and creative environment for its employees. This could improve the Group's overall efficiency of production and management.

FUTURE PROSPECTS

Looking forward, the Group will capitalize on the favorable PRC's macro economic environment and the stable economic policies; and to realize the opportunities to explore the global markets as offered by the various trading policies of the WTO. Moreover, the Group also envisages a growth in demand with the domestic electrical appliances entering a new era and the boost in the rural market.

Regarding product development, the Group will further enhance its product series: refrigerators, domestic-use air conditioners, mini central air conditioners, refrigerated cabinets, wine cabinets and mini electrical appliances have already formed high, middle and low rank peripherals. Mini central air conditioner has successfully developed 18 new models. Of which, the duct machine series have competitive technical and functional edges and have received favorable responses after its first launch into the market. In the coming year, the Group will speed up its

..nce increased sharply but at decreased sales growth rate, with the household air conditioning products ..cularly impacted. The total production of household appliance increased by approximately 32% while the ..al sales increased by approximately 7% in comparison with last year. However, the sales growth rate recorded ..ramatic decrease by approximately 34% compared to last year.

..tailing prices of refrigerator and air conditioner in the PRC are falling continuously. The average retail price .. domestic air conditioner decreased by approximately 25%. The average price for household refrigerator ..creased by approximately 4% on the base of already lowered price level last year.

..though the market development of domestic household appliance has slowed down, the export market ..perienced substantial growth; the sales and industry profit have both recorded significant growth. The production ..lume of electrical appliances in the PRC amounted to about 20% of the global market share, and is now ..owing and consolidating its global niche as the household appliance manufacturing base. Among which the ..port of air conditioner represented approximately more than 30% of the total export value.

..NANCIAL HIGHLIGHTS

..orking Capital and Financial Resources

..or the year ended 31 December 2002, the bank borrowings of the Group amounted to approximately ..K$530,468,000, including short term bank loans of approximately HK$491,876,000 while bank balance and ..ish amounted to approximately HK$174,262,000. The Group's trade receivable balance was approximately ..K$132,460,000.

..ll of the Group's sales and purchases are mainly denominated in Renminbi and Hong Kong Dollar. Accordingly, ..e Group does not have material risk with respect to currency fluctuation.

..apital Structure

..s at 31 December 2002, the shareholders' equity of the Group was approximately HK$431,460,000, a decrease ..f 37% over prior year. As at the year end, the debt to equity ratio, calculation based on total of short-term and ..ong-term loans against consolidated shareholders' equity, was about 1.2.

..anking Facilities and Pledge of Assets

..s at 31 December 2002, the Group had banking facilities of approximately HK$709,931,000 (2001: ..HK$634,896,000) for overdrafts, bank borrowings and trade financing. As at that date, HK$530,468,000 were ..tilised (2001: HK$535,074,000). Property, plant and equipment with net book value of approximately ..HK$95,916,000 (2001: HK$116,967,000) were pledged as security for the Group's short term bank loans.

..mployees' Remuneration Policy

..s at 31 December 2002, the Group employed approximately 3,000 full time staff in Hong Kong and PRC. The ..roup follows research report on remuneration which was prepared by professional consultants in the PRC to ..etermine employee remuneration based on employee performance, experience and industry practice. The Company ..as set up share options scheme and provided free housing to part of its staff in the PRC.

..usiness Performance

..uring the year under review, the Group endeavored to consolidate the domestic market share of air conditioner ..nd refrigerator business and to expand the overseas market share. In order to achieve this, stringent cost control, ..nhanced operation efficiency and strengthened product development were implemented to cater for the market ..eed. As to the internal corporate management, the Group has actively enhanced the human resources and corporate ..ulture, with an aim to make necessary external and internal adjustment, as well as to alleviate the impact of the ..ierce market competition.

..ir Conditioner Business

..uring the year, the air conditioner business of the Group decreased by 11% against prior year and number of ..nits sold amounted to approximately 416,000 units. Whereas impacted by the slashing retail price of domestic ..ir conditioning products, turnover reduced significantly by approximately 35% when compared with last year ..nd amounted to approximately HK$745,000,000.

..mong different products, the sales of window-type air conditioner accounted for 27% of the entire sales volume, ..epresenting an increase of 12% over the same period last year, while that of cabinet-type and split-type accounted ..or 15% and 58% of the total sales volume respectively, representing a decrease of 16% and 17% respectively ..ver the same period last year. Since the general price level has decreased, the profit attributed to air conditioner ..usiness was subsequently weakened.

overall efficiency of production and management.

FUTURE PROSPECTS

Looking forward, the Group will capitalize on the favorable PRC's macro economic environment and the stable economic policies; and to realize the opportunities to explore the global markets as offered by the various trading policies of the WTO. Moreover, the Group also envisages a growth in demand with the domestic electrical appliances entering a new era and the boost in the rural market.

Regarding product development, the Group will further enhance its product series: refrigerators, domestic-use air conditioners, mini central air conditioners, refrigerated cabinets, wine cabinets and mini electrical appliances have already formed high, middle and low rank peripherals. Mini central air conditioner has successfully developed 18 new models. Of which, the duct machine series have competitive technical and functional edges and have received favorable responses after its first launch into the market. In the coming year, the Group will speed up its market development and fully utilize its technical advantages to become new income growth driver for the Group.

As for the export market, the Group will endeavor to better the quality of its products. The air conditioner factories and the refrigerator factories have already obtained various export quality accreditations, including ISO9002, CCEE and CE, CB, GS for exports and EMC in which facilitated the Group to further explore the overseas market. The Group places strong emphasis in the specific technical and functional requirements of export models, thus the product research and development capability was further enhanced which strengthened the competitiveness of the Group's export products.

In the future, the Group is dedicated to accelerate its research and development capability, broaden its current product series and adopt the production of mini electrical appliances on OEM basis, in order to exemplify the brand value of Hualing. The Group will also implement reform in the structure of technical development and to motivate the research and development staff. Furthermore, the Group will better its techniques to respond promptly to the market changes and to strengthen the establishment of its technical network to elevate the satisfactory level of its customers. In the coming year, the Group will be in full strength to enhance its brand awareness and to deepen its penetration rate in the PRC market.

AUDIT COMMITTEE

To further protect the interest of shareholders, the Group formed an audit committee on 5 August 1999. The Committee comprised Mr. Chan Waj Dune, Mr. Lam Ming Yung and Mr. Zhang Xin Hua and is set to improve the internal control of the Group. The Group has consulted Practice Note on "Formation of Audit Committee" issued by the Hong Kong Society of Accountants when it established the duties of the audit committee.

CODE OF BEST PRACTICE

The Company has complied with the Code of Best Practice as set out in the Listing Rules of The Stock Exchange of Hong Kong Limited throughout the year except that independent non-executive directors are not appointed for a specific term as they are subject to retirement by rotation and re-election at the Annual General Meeting of the Company in accordance with the provisions of the Company's Articles of Association.

PURCHASE, SALE OR REDEMPTION OF SHARES

Neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's listed shares during the year ended 31 December 2002.

DISCLOSURE OF INFORMATION IN THE WEB SITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

The full details of announcement of results will be published on the web site of The Stock Exchange of Hong Kong Ltd.

By Order of the Board
Chen Xiao-shi
Chairman

Hong Kong, 16 April 2003

Recognition of impairment loss in goodwill arising on acquisition of a subsidiary		(9,227)	(64,138)
Recognition of impairment loss in goodwill arising on acquisition of an associate		—	(16,560)
Share of results of an associate		—	353
Profit (loss) before taxation		10,991	(143,891)
Taxation	3	(313)	—
Profit (loss) before minority interests		10,678	(143,891)
Minority interests		707	287

... basic loss per share in the prior year.

FINAL DIVIDEND

The Board does not recommend payment of final dividend for the 15 months ended December 31,2002.

MANAGEMENT DISCUSSION AND ANALYSIS

Results and Financial Review

In year 2002, the Group has successfully realised its reorganisation move and turnaround into profits. The management has since year 2000 recognised green energy business as the Group's future direction and

of the renowned China National Real Estate Development Group ... PRC. Subject to relevant government rules and regulations, the Group has the priority to choose small communities and municipal towns developed by CRED for the development and supply of piped gas. As CRED possesses strong network and rich resources in the development of real estates and small communities, it has secured a solid and large customer base. Forming a strategic partnership with CRED for development of piped gas in small communities can facilitate the Group in capturing large customer groups effectively. The Group is now evaluating the effectiveness of several projects and plans to develop one to two piped gas projects in small communities in the coming year.

投資

走勢形勢

信報 17/4/2003



GZITIC Hualing Holdings Limited
國信華淩集團有限公司

(於香港註冊成立之有限公司)

全年業績公佈
截至二零零二年十二月三十一日止年度

致列位股東

國信華淩集團有限公司(「本公司」)董事會謹此宣佈：本公司及其附屬公司(「本集團」)截至二零零二年十二月三十一日止年度經審核之綜合全年業績連同去年同期之比較數字如下：

1. 綜合利潤表

截至十二月三十一日止

(除每股資料外，所有金額均以港幣千元為單位)

	附註	二零零二年 千港元	二零零一年 千港元 (附註8)
營業額	2	1,261,072	1,650,988
產品銷售成本		(1,093,402)	(1,216,590)
產品銷售利潤		167,670	434,398
其他業務收入		13,760	32,848
其他營運費用		(1,570)	(2,784)
銷售費用		(207,790)	(244,776)
管理費用		(171,892)	(146,543)
營業利潤		(199,822)	73,143
財務費用		(33,398)	(36,613)
應佔聯營公司之利潤／(虧損)		(6,663)	70
稅前利潤	3	(239,883)	36,600
稅項	4	(3,237)	(13,689)
稅後利潤		(243,120)	22,911
少數股東權益		(7,239)	(12,152)
股東應佔利潤		(250,359)	10,759
每股盈利			
－基本及攤薄	6	(18.10)仙	0.8仙

2. 營業額

本集團的營業額主要來自生產及銷售家庭電器，包括空調、冰箱及小型冰箱。

3. 稅前利潤

稅前利潤已計入／(扣除)下列各項

	二零零二年 千港元	二零零一年 千港元 (附註8)
固定資產折舊	(76,573)	(65,050)
匯兌收益	3,433	—
匯兌損失	—	(1,940)

4. 稅項

由於本集團並無賺取任何應課香港利得稅收入，故此並無提撥任何香港利得稅準備。本集團之海外稅項乃根據本年之估計應課稅溢利按當地之現行稅率計算。

	二零零二年 千港元	二零零一年 千港元
中國稅項	3,237	13,689

廣州華淩空調設備有限公司(「華淩空調」)符合《中華人民共和國外商投資企業和外國企業所得稅法》的規定，經番禺市國家稅務局第259號文件批准，可以享受由第一個獲利年度起兩年內免繳企業所得稅，其後三年減半以12%的稅率繳納企業所得稅。華淩空調第一個獲利年度為一九九九年，因此，可以享受於二零零二年年度減半以12%的稅率繳納所得稅的優惠。

合肥華淩電器有限公司(「合肥華淩」)符合《中國人民共和國外商投資企業和外國企業所得稅法》的規定，經合肥市國家稅務局第199號文件批准，可以享受由第一個獲利年度起兩年內免繳企業所得稅。其

市場的需要。企業內部管理方面，本集團於年內亦積極優化人力資源及強化企業文化，務求以對內及對外的結構調整，盡力減低因市場劇烈競爭所帶來的影響。

空調業務

於年內，本集團空調業務的銷售量比去年同期下降約11%，約達416,000台。然而受國內空調產品價格下調的影響，營業額大幅下跌約35%，錄得約745,000,000港元。

其中，窗機之銷售數量佔總銷售量的約27%，比去年同期上升約12%，而櫃機及分體機則分別佔總銷售量的15%及58%，比去年同期分別下跌16%及17%。由於整體價格水平下降及銷售價格調低，削弱了空調業務之盈利貢獻。

海外出口

承接去年增長的優勢，年內本集團的空調出口量較去年同期上升約52%，約為198,000台。其中尤以歐洲市場的發展較佳，希臘市場於二零零二年上半年的出口已達約23,000台，遠超過去年全年此市場的出口量；土耳其市場在三月獲得TSE認證後，出口量亦錄得約14,000台，呈恢復性增長；西班牙是集團今年新開拓的市場，出口達約8,000台。

國內市場

年內空調產品於國內之銷售量下跌了約24%，達約215,000台。國內市場銷量下調的主要原因是由於國內眾多新加入的空調製造商為迅速提高知名度及市場份額，以低價進佔市場，管理層為維持市場佔有率，除繼續向用戶提供高品質的產品與服務外，還調節價格。此舉雖在年內令集團於國內的空調業績受到負面影響，然而長遠而言將有利於提升集團空調品牌形象和市場競爭力。

國內OEM市場

回顧年內，本集團的空調OEM總銷售量約為3,000台，較去年下跌94%營業額錄得約9,000,000港元，較去年下跌約93%。這是由於國內家電銷售商自行設廠製造，以致對國內OEM的需求下跌。

冰箱業務

年內，本集團之冰箱業務銷售量較去年同期稍微下降約4%，錄得約636,000台；而營業額則比去年微升約0.8%，約達516,000,000港元。

海外出口

本集團於年內的冰箱業務獲得理想的發展。年內冰箱總出口量達到約327,000台，上升了約31%；銷售額亦比去年增長了約15%，約達199,000,000港元。

國內市場

於年內，由於國內市場總體需求持續平淡，令集團國內冰箱之銷售量比去年同期下降了約35%，約達219,000台。營業額則比去年下降了約15%，約為229,000,000港元。

國內OEM市場

年內冰箱OEM產品的銷售量約達90,000台，較去年上升13%。此乃由於部份客戶增加訂單所致。

整體營運表現

本集團看準中國家電產品在國際市場的渠道將在中國加入世貿後逐漸放寬，於年內積極發展其出口業務，成績理想；減低因國內家電市場發展放緩所帶來的影響。

嚴格控制成本

本集團於回顧年內嚴格控制成本從開發、設計、生產、採購、管理等各個環節入手開展降成本工作，採取了整合資源及強化財務管理等策略控制成本。本集團於四月初成立的集團採購中心，採取集團統一採購的方法，有效地控制了採購成本的增長。截至二零零二年底，本集團已實現大半以上的原料通過招標實施集團採購，使採購平均成本比原來採購模式下降超過10%。

年度為二零零零年，因此可享受於二零零二年年度減半以15%的稅率繳納所得稅的優惠。

於二零零二年十二月三十一日，本集團並無任何重大未撥備遞延稅項負債（二零零一年：零）。

5. 股息

截至二零零二年十二月三十一日止年度內，本公司並無宣派任何股息（二零零一年：零）。

6. 每股盈利／虧損

基本及攤薄每股虧損／盈利乃按集團的股東應佔虧損約250,359,000港元（二零零一年：利潤約10,759,000港元）計算。

基本每股虧損／盈利乃按年內加權平均數計算之已發行股份1,381,727,588股（二零零一年：1,297,519,287股）計算。

攤薄每股虧損／盈利乃按1,383,094,294股（二零零一年：1,300,552,461股）計算，此乃年內加權平均數計算之已發行股份，加上所有未行使認股權證假設以認購價完全行使之加權平均股數合共1,366,706股（二零零一年：2,953,019股）。

7. 經修訂審核意見詳情

基於本集團截至二零零二年十二月三十一日止年度之綜合虧損淨額約為250,359,000港元而當日之流動負債淨額為301,601,000港元，因此核數師已修訂有關本集團截至二零零二年十二月三十一日止年度賬目之報告，加入一段說明編製財務報表時採用持續經營準則有基本不確定因素。

核數師認為上述基本不確定因素已在賬目中適當說明及披露，對此並無保留意見。

8. 比較數字

若干二零零一年之比較數字已重列以配合年內報表之表述。

末期股息

基於集團的審慎理財原則的前提下，因為盈餘滾存仍為赤字，董事會不擬派發截至二零零二年十二月三十一日止年度之股息。（二零零一年：無）

管理層討論及分析

行業環境

二零零二年，國內家電企業的競爭進一步加劇。國內家電總產量迅速增長，但銷量的增速卻出現下滑。其中尤以家用空調產品的影響較大，國內總產量比去年上升約32%，總銷量比去年增加了約7%，然而總銷量之增長率比去年卻大幅下跌了約34%。

國內冰箱及空調市場的零售價格持續下調，家用空調產品的零售平均價格下降了約25%。而家用冰箱產品的平均價格亦在去年較低的基礎水平上，再度錄得約4%的跌幅。

儘管國內家電市場的發展放緩，然而行業出口卻快速增長，產銷和行業利潤方面均錄得可觀的增長。中國家電產量已佔據全球市場的約20%，正加速發展並鞏固其世界家電製造基地的地位。其中空調產品約佔全國家電出口總額的約30%以上。

集團財務表現摘要

流動資金及財政資源

截至二零零二年十二月三十一日止年度，本集團之銀行貸款為約530,468,000港元，當中包括約491,876,000港元為短期貸款，銀行結餘及現金則為約174,262,000港元。本集團截至二零零二年十二月三十一日止年度的應收賬款總額約為132,460,000港元。

集團之銷售及採購的主要貨幣為人民幣及港元，因此本集團於匯率波動方面並無重大風險。

資本結構

截至二零零二年十二月三十一日止年度，本集團之總股東權益約為431,460,000港元，比較去年同期下調約37%。於結算日，將短期貸款及長期貸款總和除以股東權益後，借貸比率約為1.2。

銀行融資及資產抵押

於二零零二年十二月三十一日，本集團有關透支、貸款及貿易融資之銀行信用額度約為709,931,000港元（二零零一年：634,896,000港元）。截至該日已動用530,468,000港元（二零零一年：535,074,000港元）。短期借款乃由集團的賬面淨值約95,916,000港元（二零零一年：116,967,000港元）之若干物業、機械及設備等資產作抵押。

僱員及薪酬政策

截至二零零二年十二月三十一日，本集團於中港兩地共聘用約3,000名全職員工。本集團並按照國內專業顧問公司提出之薪酬研究報告，根據員工之表現、經驗及當時行業薪酬水平釐定僱員酬金。本公司並設有購股權計劃及為部分國內僱員免費提供宿舍。

業務表現

於回顧年內，本集團致力鞏固空調及冰箱在國內的市場佔有率，擴大國外[illegible]行。集團亦適當地精簡了營運架構，有效降低了集團的整體營運成本。

提高營運效率

企業整體之營運效率是企業致勝之道。本集團於去年的信息化建設取得了可喜的成果。企業資源規劃(ERP)及產品數據管理(PDM)項目均於四月成功推行。其中以ERP項目的發展最為顯著，大大的降低了庫存及提高了決策效率。年內的庫存金額比去年下降達約38%，應收賬款比去年下降56%。

PDM項目方面，目前正在完善知識庫並進行第二期開發工作。未來一年，本集團將進一步拓展信息化建設，以充份地發揮信息管理的綜合效能。

迎合市場需要

於回顧年內，本集團在開發新產品的同時，積極調整及優化產品結構，以差異化的產品特色和產品佈局迎合不同層次的用戶需求。本集團還利用互聯網科技，提高了市場資訊反饋及市場物流運轉的效率。

加強產品之開發

年內，集團各附屬公司堅持以市場為導向，通過積極調整研發體制，優化資源配置及完善研發人員獎勵機制等，使本集團技術研發的效率與成功率均得到明顯的提升。本集團於年內順利完成了25個新產品開發項目，相信將為本集團實現二零零三年發展市場的新目標提供強大的動力。

本集團於年內加速發展小型中央空調業務，成功開發了18個機種。其中風管機系列產品不但技術先進，而且具有通用性強、安裝與操作方便的技術特點，為新一代空調的發展開闢了廣闊的空間。

優化人力資源

本集團高度重視員工專業素質的提升。回顧年內，本集團進一步完善人力資源管理體制，增加了各級員工獲得培訓的機會，改進了考核辦法，優化了薪酬福利機制，使人力資源的整體管理水平提高。

強化企業文化

於年內，本集團積極為員工創造一個易於發揮才能和創造力的組織與文化環境，建立和諧的企業文化，提供全體員工的積極性和創造性，使集團生產及管理的整體工作效率得到明顯的提高。

未來展望

本集團於未來將積極掌握有利的宏觀經濟環境及穩定的經濟政策，並落實世界貿易組織的各項經貿政策，開拓海外市場的新機遇；而居民家用電器更新換代及農村市場的啟動，管理層預期需求將有所增長。

產品發展方面，集團將進一步優化產品系列：冰箱、家用空調、小型中央空調、冰櫃、酒櫃、小家電，已經形成高、中、低三檔次的配置。小型中央空調現已成功開發了18個機種，其中風管機系列具有較強的技術與性能優勢，並已推出市場，初步反應良好。未來一年，集團將加快市場推廣，充分發揮其技術優勢，成為集團新的收入增長點。

至於出口市場方面，集團將致力令產品質量體系更加完善，空調廠及冰箱廠已完成了多種產品的出口認證工作，通過了ISO9002、CCEE環保標誌認證以及出口CE、CB、GS及EMC認證，有利集團進一步拓展海外市場；集團高度重視出口機型技術和性能的特殊要求，產品研發能力有了很大的提高，出口產品競爭力進一步加強。

集團於未來將致力提升技術研發能力，擴大現有產品系列，採用OEM形式生產小家電，充分發揮華凌品牌的價值；並推進技術開發體制改革，提高研發人員工作積極性；另外，集團將提高技術對市場變化的應變能力，加強技術網絡建設，增加客戶滿意度。於未來一年，集團將致力提高品牌知名度，以深化國內市場的滲透率。

審核委員會

為進一步保障股東利益，集團於一九九九年八月五日成立審核委員會；委員會成員包括陳繼端先生、林明勇先生及張新華先生，藉以加強集團內部監控。本集團於制定該委員會之職能時，已參考香港會計師公會頒佈之「成立審核委員會指引」。

遵守最佳應用守則

除本公司並無指定任期之非執行董事和獨立非執行董事因須依據本公司組織章程之規定在股東年大會上輪值告退及重選外，本公司於年內一直遵守香港聯合交易所有限公司證券上市規則之最佳應用守則。

購入、出售或贖回上市證券

於截至二零零二年十二月三十一日止年度，本公司並無贖回其任何證券。本公司或任何其附屬公司概無購入或出售本公司任何已發行之證券。

於聯交所網頁披露資料

根據香港聯合交易所有限公司之上市規則附錄16第45(1)至45(3)段規定，有關業績公佈之全部資料將在聯交所網頁刊載。

承董事會命
董事長
陳小石

28 April 2003 China Daily

This announcement is for information only and does not constitute an invitation or offer to sell, acquire, purchase or subscribe for securities.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


GZITIC

GZITIC Hualing Holdings Limited
國信華凌集團有限公司
(incorporated in Hong Kong with limited liability)

ANNOUNCEMENT
PROGRESS OF THE POSSIBLE SALE

Reference is made to the announcements of the Company dated 25th October, 2002, 29th November, 2002, 23rd December 2002, 23rd January 2003, 24th February 2003 and 25th March 2003 respectively in relation to the progress of a possible sale of part of the controlling interest in the Company by the GZITIC Parties to the Purchaser. This announcement updates on the progress of the possible sale.

Investors should be aware that the contemplated transaction may or may not be consummated. If the negotiations resume, the contemplated transaction is subject to due diligence and further negotiations on terms and conditions, including those with respect to price. Therefore, investors are advised to exercise caution when dealing in the shares of the Company.

Reference is made to the announcements of the Company dated 25th October, 2002, 29th November, 2002, 23rd December 2002, 23rd January 2003, 24th February 2003 and 25th March 2003 respectively in relation to the progress of a possible sale of part of the controlling interest in the Company by the GZITIC Parties to the Purchaser. Unless otherwise defined, capitalised terms used in this announcement shall have the same meanings as defined in the announcement dated 25th October, 2002.

Pursuant to the terms of the MOU, the GZITIC Parties and the Purchaser agreed to negotiate in good faith on the Sale Agreement as promptly as possible, preferably before 25th December 2002. The negotiations on the terms of the Sale Agreement have been put on hold since around 10th February 2003 and the parties have not entered into any Sale Agreement. Whilst the parties may still have an interest to proceed with the possible sale, no further negotiations have been made on the terms of the Sale Agreement since the last announcement of the Company dated 25th March 2003. The negotiations may or may not resume and therefore, the contemplated transaction may or may not be consummated. The GZITIC Parties and the Purchaser are free to negotiate and enter into transactions similar to the possible sale with other parties.

Investors should be aware that the contemplated transaction may or may not be consummated. If the negotiations resume, the contemplated transaction is subject to due diligence and further negotiations on terms and conditions, including those with respect to price. At this stage, it is not certain whether a general offer for shares in the Company will or will not be made. Therefore, investors are advised to exercise caution when dealing in the shares of the Company.

The Directors have been advised by GZITIC that no further material information on the progress of the possible sale is available at this stage and that GZITIC will inform them of any further material development of the negotiations with the Purchaser. Further announcement will be made by the Company as and when appropriate.

By Order of the Board
Chen Xiao-shi
Chairman

Hong Kong, 25th April, 2003

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

28/4/2003 信報

本公佈僅供參考之用，並不構成收購、購買或認購證券之邀請或建議。

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。


GZITIC

GZITIC Hualing Holdings Limited
國信華凌集團有限公司
（於香港註冊成立的有限公司）

公　佈

有關可能買賣之進度

茲提述本公司於二零零二年十月二十五日、二零零二年十一月二十九日、二零零二年十二月二十三日、二零零三年一月二十三日、二零零三年二月二十四日及二零零三年三月二十五日就有關廣州信托可能出售部份本公司的控股權益予該收購者之進度的公佈。本公佈僅此更新有關可能之出售及收購的情況。

投資者須注意該考慮中交易可能或不可能完成，倘若磋商重新進行，該考慮中交易則有待盡職調查及進一步磋商包括收購價在內的條款及條件。因此，投資者於買賣本公司股份時務須審慎行事。

茲提述本公司於二零零二年十月二十五日、二零零二年十一月二十九日、二零零二年十二月二十三日、二零零三年一月二十三日、二零零三年二月二十四日及二零零三年三月二十五日就有關廣州信托可能出售部份本公司的控股權益予該收購者之進度。除非另有指明外，本公佈採用之詞語與於二零零二年十月二十五日刊發之公佈所界定者具相同意義。

根據該備忘錄之條款，廣州信托及該收購者同意就買賣協議盡快以真誠商討，最理想可於二零零二年十二月二十五日以前達成。有關買賣協議條款之商討已約於二零零三年二月十日開始暫時停止及各方並未簽訂任何買賣協議。儘管各方可能仍有興趣進行該項可能買賣，自本公司於二零零三年三月二十五日刊發前公佈後，並無就該買賣協議之條款進行進一步磋商。商討可能或不可能重新開始。因此，該考慮中交易可能或不可能完成。廣州信托及該收購者均有自由與其他人士商討及簽訂類似該可能買賣之交易。

投資者須注意該考慮中交易可能或不可能完成，倘若磋商重新進行，該考慮中交易則有待盡職調查及進一步磋商包括收購價在內的條款及條件。於現階段為止，仍未確定全面收購本公司股份權益會否進行。因此，投資者於買賣本公司股份時務須審慎行事。

各董事收到廣州信托的通知，於現階段並無獲得有關該項可能買賣進一步的重大資料，及當有關與收購者的磋商情況有重大發展時，廣州信托將通知各董事有關轉變。本公司將適時刊發進一步的公佈。

承董事會命
董事長
陳小石

香港，二零零三年四月二十五日

各董事就本公佈共同及個別承擔全部責任，各董事在作出一切合理查詢後確認，就彼等所深知及確信，本公佈所表達一切意見乃經審慎周詳之考慮後始行作出，本公佈並無遺漏其他事實致使本公佈所載任何內容產生誤導。

28 April 2003 China Daily

This announcement is for information only and does not constitute an invitation or offer to sell, acquire, purchase or subscribe for securities.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


GZITIC

GZITIC Hualing Holdings Limited
國信華凌集團有限公司

(incorporated in Hong Kong with limited liability)

ANNOUNCEMENT
PROGRESS OF THE POSSIBLE SALE

Reference is made to the announcements of the Company dated 25th October, 2002, 29th November, 2002, 23rd December 2002, 23rd January 2003, 24th February 2003 and 25th March 2003 respectively in relation to the progress of a possible sale of part of the controlling interest in the Company by the GZITIC Parties to the Purchaser. This announcement updates on the progress of the possible sale.

Investors should be aware that the contemplated transaction may or may not be consummated. If the negotiations resume, the contemplated transaction is subject to due diligence and further negotiations on terms and conditions, including those with respect to price. Therefore, investors are advised to exercise caution when dealing in the shares of the Company.

Reference is made to the announcements of the Company dated 25th October, 2002, 29th November, 2002, 23rd December 2002, 23rd January 2003, 24th February 2003 and 25th March 2003 respectively in relation to the progress of a possible sale of part of the controlling interest in the Company by the GZITIC Parties to the Purchaser. Unless otherwise defined, capitalised terms used in this announcement shall have the same meanings as defined in the announcement dated 25th October, 2002.

Pursuant to the terms of the MOU, the GZITIC Parties and the Purchaser agreed to negotiate in good faith on the Sale Agreement as promptly as possible, preferably before 25th December 2002. The negotiations on the terms of the Sale Agreement have been put on hold since around 10th February 2003 and the parties have not entered into any Sale Agreement. Whilst the parties may still have an interest to proceed with the possible sale, no further negotiations have been made on the terms of the Sale Agreement since the last announcement of the Company dated 25th March 2003. The negotiations may or may not resume and therefore, the contemplated transaction may or may not be consummated. The GZITIC Parties and the Purchaser are free to negotiate and enter into transactions similar to the possible sale with other parties.

Investors should be aware that the contemplated transaction may or may not be consummated. If the negotiations resume, the contemplated transaction is subject to due diligence and further negotiations on terms and conditions, including those with respect to price. At this stage, it is not certain whether a general offer for shares in the Company will or will not be made. Therefore, investors are advised to exercise caution when dealing in the shares of the Company.

The Directors have been advised by GZITIC that no further material information on the progress of the possible sale is available at this stage and that GZITIC will inform them of any further material development of the negotiations with the Purchaser. Further announcement will be made by the Company as and when appropriate.

By Order of the Board
Chen Xiao-shi
Chairman

Hong Kong, 25th April, 2003

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

本公佈僅供參考之用，並不構成收購、購買或認購證券之邀請或建議。

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



GZITIC Hualing Holdings Limited
國信華凌集團有限公司

(於香港註冊成立的有限公司)

公　佈

有關可能買賣之進度

茲提述本公司於二零零二年十月二十五日、二零零二年十一月二十九日、二零零二年十二月二十三日、二零零三年一月二十三日、二零零三年二月二十四日及二零零三年三月二十五日就有關廣州信托可能出售部份本公司的控股權益予該收購者之進度的公佈。本公佈僅此更新有關可能之出售及收購的情況。

投資者須注意該考慮中交易可能或不可能完成，倘若磋商重新進行，該考慮中交易則有待盡職調查及進一步磋商包括收購價在內的條款及條件。因此，投資者於買賣本公司股份時務須審慎行事。

茲提述本公司於二零零二年十月二十五日、二零零二年十一月二十九日、二零零二年十二月二十三日、二零零三年一月二十三日、二零零三年二月二十四日及二零零三年三月二十五日就有關廣州信托可能出售部份本公司的控股權益予該收購者之進度。除非另有指明外，本公佈採用之詞語與於二零零二年十月二十五日刊發之公佈所界定者具相同意義。

根據該備忘錄之條款，廣州信托及該收購者同意就買賣協議盡快以真誠商討，最理想可於二零零二年十二月二十五日以前達成。有關買賣協議條款之商討已約於二零零三年二月十日開始暫時停止及各方並未簽訂任何買賣協議。儘管各方可能仍有興趣進行該項可能買賣，自本公司於二零零三年三月二十五日刊發前公佈後，並無就該買賣協議之條款進行進一步磋商。 商討可能或不可能重新開始，因此，該考慮中交易可能或不可能完成。廣州信托及該收購者均有自由與其他人士商討及簽訂類似該可能買賣之交易。

投資者須注意該考慮中交易可能或不可能完成，倘若磋商重新進行，該考慮中交易則有待盡職調查及進一步磋商包括收購價在內的條款及條件。於現階段為止，仍未確定全面收購本公司股份權益會否進行。因此，投資者於買賣本公司股份時務須審慎行事。

各董事收到廣州信托的通知，於現階段並無獲得有關該項可能買賣進一步的重大資料，及當有關與收購者的磋商情況有重大發展時，廣州信托將通知各董事有關轉變。本公司將適時刊發進一步的公佈。

承董事會命
董事長
陳小石

香港，二零零三年四月二十五日

各董事就本公佈共同及個別承擔全部責任，各董事在作出一切合理查詢後確認，就彼等所深知及確信，本公佈所表達一切意見乃經審慎周詳之考慮後始行作出，本公佈並無遺漏其他事實致使本公佈所載任何內容產生誤導。